                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            Concur Technologies, Inc.
    (Name of Subject Company (issuer) and Names of Filing Persons (offeror))

          Options to purchase common stock, par value $0.001 per share, under certain equity incentive plans of Concur Technologies, Inc.
                         (Title of Class of Securities)

                                    206708109
    (CUSIP Number of Class of Securities (underlying common stock, par value
                               $0.001 per share))

                                 S. Steven Singh
                      President and Chief Executive Officer
                            Concur Technologies, Inc.
                             6222 185/th/ Avenue NE
                            Redmond, Washington 98052
                                 (425) 702-8808
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                              Horace L. Nash, Esq.
                             Nicholas Khadder, Esq.
                              Matthew Wilson, Esq.
                               Fenwick & West, LLP
                              Two Palo Alto Square
                           Palo Alto, California 94306

                            Calculation of Filing Fee

          ----------------------------------------------------------------------
            Transaction valuation*                    Amount of filing fee
          ----------------------------------------------------------------------
                 $5,393,186.75                               $1,078.64
          ----------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 5,275,164 shares of common stock of Concur Technologies, Inc. having an aggregate value of $5,393,186.75 as of November 27, 2001 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable.           Form or Registration No.: Not applicable.
     Filing Party:              Not applicable.           Date Filed:               Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_]  third-party tender offer subject to Rule 14d-1.
          [X]  issuer tender offer subject to Rule 13e-4.
          [_]  going-private transaction subject to Rule 13e-3.
          [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

ITEM 1.   SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated December 3, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Concur Technologies, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 6222 185th Avenue NE, Redmond, Washington 98052. The Company's telephone number is (425) 702-8808.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees to exchange all outstanding options to purchase shares of the Company's common stock, par value $0.001 per share, having an exercise price greater than or equal to $1.30 per share granted under the Company's 1994 Stock Option Plan, the Company's 1998 Equity Incentive Plan (as amended, the "1998 Plan"), and the Company's 1999 Stock Incentive Plan (the "1999 Plan" and, collectively with the Company's 1994 Stock Option Plan and the 1998 Plan, the "Plans") for new stock options (the "New Options"). Employees that elect to exchange outstanding options having an exercise price greater than or equal to $1.30 per share must also exchange all stock options granted on or after July 3, 2001, even if those options have an exercise price less than $1.30 per share (the options submitted for exchange, the "Canceled Options"). The New Options will be granted by the Company under the 1998 Plan and/or 1999 Plan, as determined by the Company at its discretion, and upon the terms and conditions described in the Offer to Exchange and the accompanying Letter of Transmittal (Election to Participate), attached hereto as Exhibits (a)(1) and (a)(2) (the "Stock Option Exchange Program"). Only current employees of the Company are eligible to participate in the Stock Option Exchange Program. No employee whose employment with the Company has been terminated, whether voluntarily or involuntarily, is eligible to participate in the Stock Option Exchange Program, irrespective of the effective date of such termination. The non-employee directors and other non-employees are not eligible to participate in the Stock Option Exchange Program.

     The number of shares subject to New Options will equal two-thirds the number of shares subject to the Canceled Options, subject to adjustments for any stock splits, stock dividends and similar events. The exercise price of the New Options will equal the closing sale price of the Company's common stock as reported on the Nasdaq National Market on the day on which the New Options are granted. The information set forth in the Offer to Exchange under "Summary Term Sheet", "Introduction", Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference. No trading market exists for the options to purchase Concur Technologies, Inc. common stock that are subject to the Offer to Exchange.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The Company is the filing person. The Company's address and telephone number are set forth in Item 2(a) above. Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The following sections of the Offer to Exchange contain a description of the material terms of the tender offer and are incorporated herein by reference:

              .   "Summary Term Sheet";
              .   "Introduction";
              .   Section 1 ("Number of Options; Expiration Date");
              .   Section 3 ("Procedures for Electing to Exchange Options");
              .   Section 4 ("Withdrawal Rights");


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          .    Section 5 ("Acceptance of Options for Exchange and Issuance of
               New Options");
          .    Section 6 ("Conditions of the Stock Option Exchange Program");
          .    Section 8 ("Source and Amount of Consideration; Terms of New
               Options");
          .    Section 11 ("Status of Options Acquired by Us in the Stock Option
               Exchange Program; Accounting Consequences of the Stock Option
               Exchange Program");
          .    Section 12 ("Legal Matters; Regulatory Approvals");
          .    Section 13 ("Material U.S. Income Tax Consequences");
          .    Section 14 ("Material United Kingdom Tax Information") and
          .    Section 15 ("Extension of the Stock Option Exchange Program;
               Termination; Amendment").

     (b) Non-employee directors of the Company are not eligible to participate in the Stock Option Exchange Program.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Stock Option Exchange Program") is incorporated herein by reference.

     (b) The shares of common stock subject to options canceled and exchanged pursuant to the Stock Option Exchange Program will be returned to the pool of shares available for grants of new options under each respective stock option or incentive plan. The information set forth in the Offer to Exchange under Section 11 ("Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Stock Option Exchange Program") is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options--Consideration") is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Concur Technologies, Inc. --Selected Financial Data") and the financial information included in Item 8 of the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 2000, and Item 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 is incorporated herein by reference. In accordance with Instruction 6 to
Item 10 of Schedule TO, summary financial information is contained in Section 9 of the Offer to Exchange ("Information Concerning Concur Technologies, Inc; Factors That You Should Consider When Making Your Decision.").

     (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The non-employee directors of the Company are not eligible to participate in the Stock Option Exchange Program. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

     (b) Not applicable.

ITEM 12.  EXHIBITS.


Exhibit
Number                                  Description
--------                                ------------

(a)  (1)  Offer to Exchange, dated December 3, 2001 (including Summary Term
          Sheet).

     (2)  Form of Letter of Transmittal (Election to Participate).

     (3) Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.

     (4)  Form of Notice of Withdrawal.

     (5)  Form of Cover Letter to Eligible Option Holders.

     (6) Those portions of the Company's annual report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).

     (7) The Company's quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 (incorporated herein by reference).

(b)       Not applicable.

(d) (1) The Company's 1994 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.09 filed with the Company's registration statement on Form S-1 (commission File No. 333-62299)).

     (2) The Company's 1998 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.01 filed with the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001).

     (3) The Company's 1999 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.09 filed with the Company's registration statement on Form S-8 (commission File No. 333-31190)).

(g)       Not applicable.

(h)       Not applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a)  Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: December 3, 2001           CONCUR TECHNOLOGIES, INC.

                                   By: /s/ S. Steven Singh
                                       -----------------------------------------
                                       S. Steven Singh
                                       President and Chief Executive Officer

                                INDEX TO EXHIBITS

 Exhibit
 Number                              Description
--------                             -----------
(a)  (1)  Offer to Exchange, dated December 3, 2001 (including Summary Term
          Sheet).

     (2)  Form of Letter of Transmittal (Election to Participate).

     (3) Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.

     (4)  Form of Notice of Withdrawal.

     (5)  Form of Cover Letter to Eligible Option Holders.

     (6) Those portions of the Company's annual report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).

     (7) The Company's quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange
          Commission on August 14, 2001 (incorporated herein by reference).

(b)       Not applicable.

(d) (1) The Company's 1994 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.09 filed with the Company's registration statement on Form S-1 (commission File No. 333-62299)).

     (2) The Company's 1998 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.01 filed with the Company's quarterly report on Form 10-Q filed with the Securities and Exchange
          Commission on May 15, 2001).

     (3) The Company's 1999 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.09 filed with the Company's registration statement on Form S-8 (commission File No. 333-31190)).

(g)       Not applicable.

(h)       Not applicable.